Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the use in this Registration Statement on Form F-1 of our report dated April 16, 2010, August 2, 2010 as to the effects of the Reverse Stock Split described in note 1, March 9, 2011 as to the effects of the Adjustments described in Note 1 and March 9, 2011 as to Note 3, relating to the consolidated financial statements of NXP Semiconductors N.V. and subsidiaries appearing in the Prospectus, which is part of this Registration Statement. We also consent to the reference to us under the heading “Experts” in such Prospectus.

/s/ Deloitte Accountants B.V.

Amsterdam, the Netherlands

March 28, 2011